UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
SOUTH JERSEY INDUSTRIES, INC.

One South Jersey Plaza
Folsom, NJ 08037

Securities registered pursuant to Section 12(b) of the Act (Title of each class): Common Stock
Trading Symbol: SJI
Name of exchange on which registered: New York Stock Exchange

South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2020
and 2019, and for the Year Ended December 31,
2020, and Supplemental Schedules as of
December 31, 2020, and Report of Independent
Registered Public Accounting Firm

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator and Participants
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H (Form 5500), Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 and Schedule H (Form 5500), Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan's auditor since 2015.

New York, New York
June 28, 2021

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

ASSETS	2020	2019
Cash	$—	$203
INVESTMENTS - AT FAIR VALUE:
Money Market Fund	188,754	698,820
South Jersey Industries, Inc. Common Stock	54,133,813	89,146,546
Mutual Funds	114,855,945	97,053,583
Pending Settlement Funds	235	112
Common/Collective Trust	17,742,439	17,191,237
Total Investments, at fair value	186,921,186	204,090,298
RECEIVABLES:
Participants Contributions	242,777	26,683
Employer Contributions	108,338	712,239
Accrued Investment Income	19,974	19,825
Notes Receivable from Participants	2,663,032	2,808,204
Total Receivables	3,034,121	3,566,951
NET ASSETS AVAILABLE FOR BENEFITS	$189,955,307	$207,657,452
See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020

ADDITIONS:
Investment Income:
Dividend and Interest Income	$7,016,395
Net Depreciation in Fair Value of Investments	(15,456,278)

Net Investment Loss	(8,439,883)

Contributions:
Participant Contributions	8,766,170
Participant Rollover Contributions	1,324,885
Employer Contributions	4,757,914

Total Contributions	14,848,969

Total Additions	6,409,086

DEDUCTIONS:
Benefits Paid to Participants	24,104,921
Administrative Fees	6,310

Total Deductions	24,111,231

Net Decrease	(17,702,145)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	207,657,452

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$189,955,307
See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for the complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees, and part-time employees who have one or more years of service, of South Jersey Industries, Inc. and Subsidiaries (“SJI” or the “Company”), as well as certain employees of an affiliate (participating employer). The Trust Committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Bank of America, N.A. ("Trustee") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – All newly hired employees are automatically enrolled into the Plan at a 3% deferral rate. The deferral rate automatically increases by an additional 1% annually until the deferral rate equals 8%. Participants may change the contribution rate prospectively at any time.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the Internal Revenue Service ("IRS"), excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Participants may make after-tax Roth contributions in conjunction with their pretax contributions up to 75% of their compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Effective January 1, 2019, the Plan was amended to no longer permit paid time off contributions for certain non-union employees. Participants may also make catch up contributions. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan Document as summarized below:

50% of the first 6% of salary deferral contributions

•Local 95 and Local 76 union employees hired before 11/4/2004
•Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

•Local 95 and Local 76 union employees hired on or after 11/4/2004
•Local 1293 union employees hired on or after 12/17/2004
•South Jersey Energy Service Plus employees hired on or after 4/15/2003

100% of the first 4% plus 50% of the next 2%
•Non-union employees

The Plan also provides an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions. Additional year-end contributions of $2,000 for participants with 10 years or less of service, and $2,500 for participants with more than 10 years of service are made for the same group of employees eligible for the match on the first 8% of salary deferral contributions. Effective January 1, 2019, the Plan provides a year-end contribution, on a discretionary basis, for employees who are not members of a collective bargaining unit. For the year ended December, 31, 2020, the Company elected to contribute $1,000 per eligible employee.

Per the Plan Document, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain Internal Revenue Code ("IRC") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective July 1, 2018, the Company acquired Elizabethtown Gas Company and Elkton Gas Company. On July 31, 2020 Elkton was sold to a third party buyer. Effective July 31, 2020, all Elkton Employees are no longer employed by the Plan Sponsor. Each year, Elizabethtown Gas Company Local 424 union participants may contribute, up to the maximum allowed by the IRS, their base salary (not including premiums), plus overtime, commissions and bonuses (not including retention bonuses), to the Plan. Elizabethtown Gas Company non-union participants may contribute, up to the maximum allowed by the IRS, their base salary or wages to the Plan each year.

For Elizabethtown Gas Company, employee contributions are matched as follows:

•Local 424 employees hired before 1/1/2003, 65% of salary deferral contributions up to 8% of compensation.
•Local 424 employees hired on or after 1/1/2003, 100% of the first 3% of salary deferral contributions, plus 75% on the next 3% but not in excess of 6% of employee's compensation.
•Non-union employees hired prior to 7/1/2018, 100% of the first 4% of salary deferral contributions, plus 55% on the next 2%.
•Non-union employees hired on or after 7/1/2018, 50% of the first 8% of salary deferral contributions.
•Union employees hired on or after 1/1/2013 receive an employer contribution for the plan year equal to 1.5% of compensation.

Rollover Contributions - Rollover contributions reported in the statement of changes in net assets available for benefits amounted to $1,324,885 for the year ended December 31, 2020.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings (losses), and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan, including the option to self-direct their Company match.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the participants’ account, thus all investments are participant-directed.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service. Elizabethtown Gas Company employees are 100% vested in all amounts credited to their accounts that were transferred into the Plan at the time of the acquisition noted above.

Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum balance of $1,000 up to a maximum of $50,000 or 50% of their vested (excluding Tax Reduction Act Stock Ownership Plan Contributions) account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years for general purpose loans and up to ten years for primary residence loans.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest, excluding rollover contributions, is less than $5,000, in which case the funds are automatically distributed to the participant at year-end. In addition, the plan allows for the following in-service withdrawals:

•Withdrawal of Dividends on South Jersey Common Stock
• Withdrawal of Rollover Account
• Age 59 ½ Withdrawals
• Withdrawal of Total Savings Contribution Account by Vested Participant
• Withdrawal of Total Savings Contribution Account by Non-Vested Participant
• Partial Withdrawals of Savings Contribution Account by Vested Participant
• Hardships Distributions and Loans

Forfeited Accounts – Forfeiture of nonvested amounts are used to reduce Company contributions and Plan expenses. Amounts forfeited during 2020 totaled $106,371. Forfeited amounts were used in 2020 to fund employer contributions in the amount of $229,469. The forfeiture account balance as of December 31, 2020 and 2019 was $73 and $123,171, respectively.

Plan Amendments – There were no Plan amendments in 2020.

Covid-19 Pandemic - In March 2020, the World Health Organization classified the outbreak of COVID-19 as a pandemic. The rapid spread has resulted in worldwide shutdowns and the halting of businesses and personal activity as governments around the world imposed regulations to control the spread of COVID-19. The overall impact of the COVID-19 pandemic on the global economy and business operations has significantly affected the market values of many types of investments over a wide range of industries and investment types and has also caused unprecedented market volatility. While the pandemic is still ongoing, it has not had a material impact to the financial condition and operations of the Plan or the Company.

Cares Act - In addition, given the impact COVID-19 has had on the economy, on March 27, 2020 the President signed into law the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, an economic stimulus package in response to the global pandemic, as a way to provide relief to both businesses and individuals affected by the virus. The Plan has evaluated the provisions of the Cares Act and required minimum distributions were suspended for 2020. No other provisions of the Cares Act were adopted by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits are investments in Company common stock, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund - Valued at the net asset value (“NAV”) of the shares held by the Plan at year end.  The Plan’s investment in the money market fund can be redeemed immediately at the current NAV per share.  There were no unfunded commitments as of December 31, 2020 and 2019.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year, which was $21.55 and $32.98 per share at December 31, 2020 and 2019, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

Mutual funds: Valued at unadjusted quoted price which represents the NAV of the shares held by the Plan at year end.

Common/Collective trusts: The Plan invests in the Invesco Stable Value Retirement Trust Fund, which is a collective trust that consists primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value. Investments in common/collective trust funds are reported at NAV, which is used as a practical expedient to estimate fair value in the statements of net assets available for benefits.

Certain events limit the ability of the Invesco Stable Value Retirement Trust Fund to transact at contract value with the issuer. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, and tax disqualification of a trust. In addition, there are certain events that would permit a wrapper contract issuer to terminate a contract upon short notice. Such events include the loss of qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions. The plan administrator does not believe that the occurrence of any such event is probable.

The Plan is required to give 12 month irrevocable written notice of its intention to redeem all or a portion of its participation in the Invesco Stable Value Retirement Trust Fund. There are no restrictions on redemptions. The Plan has no unfunded commitments with the Invesco Stable Value Retirement Trust Fund as of December 31, 2020 and 2019.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are recorded as distributions based on the terms of the Plan Document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document. The Plan has a revenue sharing agreement with the Trustee for the reimbursement of Plan expenses.  Revenue earned from this agreement is used to pay Plan expenses.  Any excess revenue over the Plan expenses during the year form part of the Plan assets as ERISA Spending Budget Account (“ESBA”) and will be used to pay future Plan expenses.  During the year ended December 31, 2020, earnings from this agreement were not material and there were no payments to Plan-related expenses. As of December 31, 2020, the ESBA balance was not material.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There was $20,787 of benefit payments allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2020.

New Accounting Pronouncements – In August 2018, the FASB issued Accounting Standards Update 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This guidance was adopted beginning January 1, 2020. Adoption of this guidance did not have a material impact on the financial statements of the Plan.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Investments in the fair value hierarchy:
Common Stock	$54,133,813	$54,133,813	$—	$—
Mutual Funds	114,855,945	114,855,945	—	—
Pending Settlement Funds	235	235	—	—
Total investments in the fair value hierarchy	$168,989,993	$168,989,993	$—	$—
Investments at NAV*
Money Market Fund	$188,754
Common/Collective Trust	17,742,439
Total Investments, Fair Value	$186,921,186

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Investments in the fair value hierarchy:
Common Stock	$89,146,546	$89,146,546	$—	$—
Mutual Funds	97,053,583	97,053,583	—	—
Pending Settlement Funds	112	112	—	—
Total investments in the fair value hierarchy	$186,200,241	$186,200,241	$—	$—
Investments at NAV*
Money Market Fund	$698,820
Common/Collective Trust	17,191,237
Total Investments, Fair Value	$204,090,298

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended and permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
    Transfers between different levels of the fair value hierarchy may occur based on the level of observable inputs used to value the instruments from period to period. For the years ended December 31, 2020 and 2019, there were no transfers in or out of Levels 1, 2, or 3.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Investment Managers previously merged with BlackRock, Inc.  As such, transactions in BlackRock funds qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management and recordkeeping services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for administration services were not material for the year ended December 31, 2020.

At December 31, 2020 and 2019, the Plan held 2,512,010 and 2,703,048 shares, respectively, of common stock of the Company, the sponsoring employer. During the year ended December 31, 2020, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $2,988,738.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

The Company received a favorable determination letter dated June 23, 2014, which stated the Plan and related trust was designed in accordance with the applicable regulation of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	LATE REMITTANCE

    During the Plan years ended December 31, 2020 and 2019, certain participant contributions and loan repayments in the amount of $380,497 and $1,461,305, respectively, were not remitted within the appropriate time period by SJI. These transactions constitute prohibited transactions as defined by ERISA. SJI is taking the appropriate steps to correct the situation and is implementing procedures to monitor that all future remittances are done within the prescribed time period. See Page 14 for the Schedule H (Form 5500), Line 4a - Schedule of Delinquent Participant Contributions for the years ended December 31, 2020 and 2019.

8.	SUBSEQUENT EVENTS
Events occurring subsequent to December 31, 2020 have been evaluated through June 28, 2021, which is the date the financial statements were available to be issued. Management has concluded that there are no events requiring adjustment to, or disclosure in, the financial statements for the Plan.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H (FORM 5500), PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
EIN: 22-1901645
PLAN NO. 002

	Identity of Party Involved	Description of Asset	Investment Type	Cost	Current Value
*	Bank of America, N.A.	Money Market Fund	Money Market Fund	**	$188,754
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock	**	54,133,813
	Invesco	Invesco Stable Value Retirement Trust Fund	Common/Collective Trust	**	17,742,439
*	BlackRock	BlackRock Equity Dividend Fund I	Mutual Fund	**	8,803,393
	Pioneer	Pioneer Bond Fund	Mutual Fund	**	11,775,684
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	13,525,896
	Vanguard	Vanguard Target Retirement Funds	Mutual Fund	**	24,053,110
	William Blair	William Blair Small Cap. Fund	Mutual Fund	**	6,205,234
	First Eagle	First Eagle Global Fund	Mutual Fund	**	1,752,350
	Wells Fargo	Wells Fargo Special Small Cap Value Fund	Mutual Fund	**	2,146,628
	Victory Sycamore	Victory Sycamore Established Value Fund	Mutual Fund	**	8,215,726
	MFS	MFS International Diversified Fund	Mutual Fund	**	13,610,153
	Fidelity	Fidelity Total Market Index	Mutual Fund	**	18,859,716
	Invesco	Invesco Developing Markets Fund	Mutual Fund	**	1,231,126
	Black Rock	Black Rock Mid-Cap Growth Equity Fund	Mutual Fund	**	4,676,929
*	Bank of America, N.A.	Pending Settlement Fund		**	235
*	Plan Participants	Participant Loan Fund
		Maturing at various dates through 2029 Interest rates of 4.25%-6.50%	Loans	$—	$2,663,032

				**	$189,584,218
*	Indicates party-in-interest to the Plan, as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H (FORM 5500), LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEARS ENDED DECEMBER 31, 2020 and 2019
PLAN NO. 002

Year ended December 31, 2020 and 2019
Participant Contributions Transferred Late to Plan					Total Fully Corrected Under VFCP and PTE 2002‑51 **
		Total That Constitutes Nonexempt Prohibited Transactions
		Contributions Not Corrected	Contributions Corrected Outside VFCP *	Contributions Pending Correction in VFCP *
Participant loan repayments are included: (Yes/No)
Yes
2020	$380,497	$380,497	$—	$—	$—
2019	$1,461,305	$1,461,305	$—	$—	$—
* Voluntary Fiduciary Correction Program

**Prohibited Transaction Exemption 2002-51

Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 28, 2021	By:	/s/ Matthew B. Orendorff
Matthew B. Orendorff
Chair, Trust Committee
Vice President and Treasurer
South Jersey Industries, Inc.